Consent of Independent Registered Chartered Accountants

We consent to the use in this Registration Statement of our reports dated November 17, 2006 and March 3, 2006, relating to the consolidated financial statements of Gran Tierra Energy Inc. as at and for the nine month period ended September 30, 2006, and as at December 31, 2005 and for the period from incorporation on January 26, 2005 to December 31, 2005, respectively, (which audit reports express an unqualified opinion on the financial statements and includes Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Differences relating to the substantial doubt on the Company’s ability to continue as a going concern), appearing in the Prospectus, which are part of this Registration Statement, and to the reference to us under the heading “Experts”, in such Prospectus.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants
Calgary, Alberta, Canada
January 23, 2007